DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 15:51:27 13 September 2024

RNS Number : 1989E
Unilever PLC
13 September 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Peter ter Kulve
2	**Reason for the notification**	
a)	Position/status	Business Group President, Ice Cream (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	EUR - Euros
d)	Price(s) and volume(s)	Price(s): €59.60 Volume(s): 13,423
e)	Aggregated information - Volume - Total	 13,423 €800,010.80
f)	Date of the transaction	10 September 2024
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

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